EXHIBIT 99.20

NEWS RELEASE DATED JUNE 24, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	24th June 2010

TASMAN’S RARE EARTH ELEMENT FOCUS SUPPORTED BY EUROPEAN COMMISSION STATEMENTS ON METAL SUPPLY SECURITY

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61 - Pink Sheets - TASXF.  Mr Mark Saxon, President and CEO, highlights recent European Commission statements on metal supply security for Europe from the recently completed “European Minerals Conference” in Madrid, Spain.  These statements support Tasman’s business strategy to explore numerous rare earth element (REE) projects in strategic locations in Northern Europe.

The Conference was convened by the EU’s Ministry of Industry, Tourism and Trade to discuss the imbalance in raw material supply and consumption within the EU, and consider policy to secure sustainable access to strategic metals.  A key feature of the Conference was the release of a report defining the 14 metals and minerals critical to the economic security of the EU.  The report included REE’s as critical metals, due to the EU’s extreme dependence on Chinese supply, plus the low potential for substitution and recycling.

In releasing this report, Mr Antonio Tajani, the European Commission Vice-President in charge of Industry and Entrepreneurship said "Today’s report provides very valuable input for our efforts to ensure that access to raw materials for enterprises will not be hampered.  We need fair play on external markets, a good framework to foster sustainable raw materials supply from EU sources as well as improved resource efficiency and more use of recycling.  It is our aim to make sure that Europe’s industry will be able to continue to play a leading role in new technologies and innovation and we have to ensure that we have the necessary elements to do so.''

Further information regarding the European Minerals Conference can be found at:
http://europa.eu/rapid/pressReleasesAction.do?reference=IP/10/752&format=HTML&aged=0&language=EN&guiLanguage=en

Mr Saxon states, “Supply-side restrictions and continued quotas and tariffs from China emphasize the importance of developing western supply chain alternatives as proposed by the EU, to promote the development of high-tech and green-tech industries within the region.  Tasman holds numerous projects highly prospective for heavy REE’s (HREE) in Scandinavia, and is well positioned to play a leading role in the future supply of strategic metals to the European region.”

Tasman is actively exploring a number of REE projects, most notably Norra Kärr where a 26 hole drilling program recently concluded, having returned wide HREE enriched intervals over 800 metres of strike including 62.5m at 0.81% TREO, with 56% as HREO, plus 1.72% Zr2O.  In addition, the Company’s portfolio includes two former REE mines at Korsnäs and Bastnäs, and an historic REE resource at Otanmäki with more than 8,000 metres of drilling by previous claim holders.

Tasman has focused on building an REE project portfolio in strategic locations, such that “second to none” infrastructure exists in the vicinity of all projects.  This simple access to infrastructure will minimize the capital required for any future mine development, and increase the pace at which any project can be developed.    Roads, rail, power and skilled communities lie in close proximity to the Company’s projects, a legacy of sustained government and forestry industry investment.  Sweden and Finland, where the Company is most active, are resource rich countries with well established mining industries, highly skilled populations, and government policy supportive of the sustainable use of mineral resources.

A discussion by The New York Times entitled “EU Faces Shortages of Key Minerals” at:
http://www.nytimes.com/2010/06/17/business/global/17minerals.html?dbk

A recent interview with Tasman CEO Mark Saxon discussing corporate and general REE industry issues can be found at http://strategicmetalstocks.resourcestockdigest.com/featured_companies/tasman/index.php?&content_id=246.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.